

Mail Stop 3561

February 28, 2011

Via U.S. Mail

Mr. Richard C. Tarapchak, Vice President and Controller
Navistar International Corporation
4201 Winfield Road
P.O. Box 1488
Warrenville, Illinois 60555

      Re: **Navistar International Corporation**
               Form 10-K for the fiscal year ended October 31, 2010
               Filed December 22, 2010
               File No. 001-09618

Dear Mr. Tarapchak:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended October 31, 2010

Risk Factors, page 10

1. We note the statement on page 10 that "[t]hese risks are not the only risks that we face
    and our business operations could also be affected by additional factors that are not
    presently known to us or that we currently consider to be immaterial to our operations."
    All material risks should be discussed in this section. If risks are not deemed material
    then they should not be mentioned. Please confirm that in future filings you will remove
    this language.

Financial Statements, page 65
Notes to Consolidated Financial Statements, page 72
6. Finance receivables, page 94

2. We note from the disclosure included in note 6 that the company entered into a three-year
    Operating Agreement with GE Capital Corporation and GE Capital Commercial Inc.,
    under which GE became your preferred source of retail customer financing for equipment
    offered by the company and its dealers in the U.S. We also note from the disclosure in
    Note 6 that the company provides GE a loss sharing arrangement for certain credit losses.
    Please tell us and revise the notes to the company's financial statements to explain in
    further detail the terms of this loss sharing arrangement. Your revised disclosure should
    clearly explain the circumstances under which the company could be required to share in
    credit losses experienced by GE under the arrangement along with the range of possible
    losses to which the company could be exposed under the terms of this arrangement.

17. Commitments and contingencies, page 131
Legal Proceedings, page 133
Lis Franco de Toledo, et. al. vs. Syntex do Brasil and MWM, page 136

3. We note from page 137 that a judgment was entered against the company in December
    2010 for an amount of approximately $43.5 million. Please tell us and revise future
    filings to explain whether the company has recognized any accrual for this adverse
    judgment and indicate whether the judgment that occurred in December impacted any
    accrual previously recognized by the company. Your response should clearly indicate the
    amount of the company's accrual specific to this case and explain why such accrual is
    adequate. To the extent no accrual has been recognized for the judgment related this
    case, please explain why. We may have further comment upon receipt of your response.

18. Segment reporting, page 137

4. In future filings, please revise your segment footnote to include a reconciliation of the
    total segment profit or loss to the company's consolidated income before taxes,

extraordinary items and discontinued operations. Refer to the guidance outlined in ASC 280-10-50-30.

Form 8-K filed December 22, 2010
Exhibit 99.1

5. We refer to the Regulation G reconciliation included on page 9 of Exhibit 99.1 Please clarify the items that make up the line item "Below the line items" in the reconciliation to the company's net income (loss) for the quarterly periods presented. Also, please note that we do not believe it is appropriate to present a non-GAAP statement of income which appears to be what the company has presented in Exhibit 99.1. In future filings, please revise your presentation of any non-GAAP measures to reconcile each non-GAAP measure that management believes is meaningful to investors separately to the most comparable measure calculated in accordance with GAAP. Also, your disclosures should clearly explain why you believe each non-GAAP measure is meaningful to investors. Refer to the Compliance and Disclosure Interpretations, issued January 15, 2010, Question 102.10.

Definitive Proxy Statement filed January 14, 2011

Related Party Transactions and Approval Policy, page 14

6. We note your disclosure on page 15 that Mrs. Moran and Mr. McEachern each receive compensation "in excess of $120,000 per year." Please confirm that in future filings you will provide the disclosure regarding their compensation required by Item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief